                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               EMCOR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29084Q100
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

--------------------                                           -----------------
CUSIP No.  29084Q100                  13G                      Page 2 of 6 Pages
--------------------                                           -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            701,903
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             45,997
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 701,903
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            45,997
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           747,900
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 6 Pages

Item 1(a)           Name of Issuer:
                    ---------------
                    Emcor Group, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive
                    ---------------------------------------
                    Offices:
                    --------
                    101 Merritt Seven Corporate Park
                    Norwalk, Connecticut 06851

Items 2(a)          Name of Person Filing:
                    ----------------------
                    This statement is being filed by
                    Cumberland Associates LLC. Cumberland
                    Associates LLC is a limited liability
                    company organized under the laws of the
                    State of New York, and is engaged in the business of managing, on a discretionary basis, eleven securities accounts (the
                    "Accounts"), the principal one of which
                    is Cumberland Partners. Gary Tynes,
                    Oscar S. Schafer, Bruce G. Wilcox, Glenn
                    Krevlin, Andrew Wallach and Dipak M.
                    Patel are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    -------------------------------------
                    The address of the principal business
                    and office of Cumberland Associates LLC
                    and each of the Members is 1114 Avenue
                    of the Americas, New York, New York
                    10036.

Item 2(c)           Citizenship:
                    ------------
                    Cumberland Associates LLC is a New York
                    limited liability company. Each of the
                    Members is a citizen of the United
                    States.

Item 2(d)           Title of Class of Securities:
                    -----------------------------
                    Common Stock, par value $.01 per share
                    (the "Shares")

Item 2(e)           CUSIP Number:
                    -------------
                    29084Q100

Item 3              Not Applicable

Item 4.             Ownership:
                    ----------


                                Page 3 of 6 Pages

Item 4(a)           Amount Beneficially Owned:
                    --------------------------
                    As of the date hereof, Cumberland
                    Associates LLC may be deemed the
                    beneficial owner of 747,900 Shares.

Item 4(b)           Percent of Class:
                    -----------------
                    The number of Shares of which Cumberland
                    Associates LLC may be deemed to be the
                    beneficial owner constitutes
                    approximately 7.7% of the total number
                    of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:
                    ---------------------------------------------
                    (i)   Sole power to vote or to direct the
                          vote:     701,903

                    (ii)  Shared power to vote or to direct the
                          vote:  45,997

                    (iii) Sole power to dispose or to direct the
                          disposition of:  701,903

                    (iv)  Shared power to dispose or to direct
                          the disposition of:  45,997

Item 5              Ownership of Five Percent or Less of a Class:
                    ---------------------------------------------
                    If this statement is being filed to
                    report the fact that as of the date
                    hereof the reporting person has ceased
                    to be the beneficial owner of more than
                    five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf
                    ---------------------------------------------
                    of Another Person:
                    ------------------
                    The beneficial owners of the Accounts
                    have the right to participate in the
                    receipt of dividends from, or proceeds
                    from the sale of, the Shares held for
                    each Account in accordance with their
                    ownership interests in each such
                    Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------
                    Not Applicable


                                Page 4 of 6 Pages

Item 8              Identification and Classification of Members
                    ---------------------------------------------
                    of the Group:
                    -------------
                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    -------------------------------
                    Not Applicable

Item 10             Certification:
                    --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000

                                        CUMBERLAND ASSOCIATES LLC

                                        By: /s/ Andrew Wallach
                                            ------------------------------
                                        Name:  Andrew Wallach
                                        Title: Member


                                Page 6 of 6 Pages